1 SEPTEMBER 2021 Innovative Precision - Medicine for Serious Conditions Of Unmet Medical Need in Oncology JANUARY 2022 Innovative Precision Medicine for Serious Conditions Of Unmet Medical Need in Oncology Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration Number 333 - 260099

Forward - Looking Statements Certain statements in this presentation constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , each as amended . Statements other than those of historical fact, as well as those statements identified by words such as “anticipate,” “estimate,” ”intend,” “plan,” “expect,” “project,” “believe,” “may,” “will,” and “should,” “would,” “could,” and “probable,” or any variation of the foregoing and similar expressions, are forward - looking statements . Such statements also include, but are not limited to, any statements relating to our plans to submit one or more Clinical Trial Authorization and Investigational New Drug Application for NXP 800 , the potential timing and advancement of our clinical trial and preclinical studies for NXP 800 and NXP 900 , and statements regarding the potential differentiation of NXP 900 , including a potentially favorable profile as compared to the currently available or in development SRC kinase inhibitors, statements relating to the unique mechanism of action of NXP 800 and NXP 900 translating into potential enhanced efficacy, any statements relating to our growth strategy, product development programs and commercial prospects . Forward - looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value . Factors that could cause actual results to differ materially from those currently anticipated include : the ongoing impact of the COVID - 19 pandemic and mitigation efforts by governments and regulatory authorities ; the risk that regulatory authorities will not accept an application to start clinical trials of NXP 800 and NXP 900 based on preclinical data ; risks relating to our growth strategy and commercial prospects ; our ability to obtain, perform under and maintain financing and strategic agreements and relationships ; risks relating to the results of research and development activities ; risks relating to the timing of starting and completing clinical trials, including the recently initiated Phase 1 clinical trial of NXP 800 ; uncertainties and risks relating to preclinical and clinical testing including safety findings ; our dependence on third - party suppliers ; our ability to attract, integrate and retain key personnel ; the early stage of products under development ; our need for substantial additional funds ; government regulation ; patent and intellectual property matters ; competition ; as well as other risks described in our Securities and Exchange Commission filings . Therefore, you should not rely on these forward - looking statements . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law, and we claim the protection of the safe harbor for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 . 2 Nuvectis Pharma, Inc.

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (including a prospectus) for the offering to which this presentation relates, but such registration has not been declared effective. Before you invest, you should read the prospectus in that registration statement, including the Risk Factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. 3

4 Innovative Precision Medicine for Serious Conditions of Unmet Medical Needs in Oncology Key Highlights • Management team with proven track record of clinical and regulatory success and significant shareholder value creation • Novel pipeline of precision targeted therapy drug candidates • NXP800: A potent clinical - stage HSF1 - pathway inhibitor; development opportunities in several ARID1a - mutated solid tumors • NXP900: A novel SRC/YES1 kinase inhibitor • Important upcoming development milestones • NXP800 – data presentations at key medical conferences in 2022 • NXP900 – data presentations at key medical conferences in 2022; IND/CTA filing in 2H2022 • Strong IP position • Composition of matter and use patents issued in all key jurisdictions for both drug candidates

Nuvectis Pipeline 5 Unique precision - medicine drug candidates Preclinical / IND - Enabling Phase 1a Dose Escalation (Advanced Solid Tumors) Phase 1b Cohort Expansion (Target Indications) Phase 2 Phase 3 Ovarian Clear Cell Carcinoma (OCCC) Endometrioid Ovarian Carcinoma ARID1a mutation + Adv. Solid Tumors SRC Kinase - driven Solid Tumors YES1 Kinase Gene Amplification in Solid Tumors NXP800 NXP900

Leadership Team Track Record of Success Ron Bentsur CHAIRMAN AND CEO has over 20 years of senior leadership experience in the biopharmaceutical industry: CEO of UroGen Pharma, (NASDAQ : URGN), CEO of Keryx Biopharmaceuticals, (NASDAQ:KERX, acquired by Akebia Therapeutics). Mr. Bentsur served on the Board of Stemline Therapeutics, (NASDAQ:STML), until its acquisition by Menarini in June 2020. Enrique Poradosu, PhD CHIEF SCIENTIFIC AND BUSINESS OFFICER has 20 years of senior leadership experience: SVP, Business and Scientific Strategy at Stemline Therapeutics, where he led licensing and scientific strategy, as well as strategic planning and execution of early - stage drug development. Prior to that, Dr. Poradosu served as VP, Business and Scientific Strategy at Keryx Biopharmaceuticals. Shay Shemesh CHIEF DEVELOPMENT OFFICER has 14 years of experience in drug development: SVP, Clinical and Regulatory Affairs at Stemline Therapeutics, where he led the early and late - stage development and the strategic planning and execution of the Elzonris BLA and MAA, resulting in US and EU approvals for the treatment of BPDCN. Prior to that, Mr. Shemesh was a clinical lead at Keryx Biopharmaceuticals, where he managed late - stage clinical trials for Auryxia, leading to US and EU approvals. 6

Leadership Team (cont.) Track Record of Success 7 2 Breakthrough Therapy Designations in oncology. Multiple Orphan Drug Designation (US/EU) and Fast Track Designations (US) Team Achievements 4 FDA approvals 2 EU approvals 1 approval in Japan (via partner) Proven significant shareholder value creation Commercial infrastructure buildouts at 2 different organizations — US commercial launches and successful Ex - US partnerships The team led the approvals of the following drugs: Jelmyto® ( mitomycin )

NXP800 A Novel HSF1 - Pathway Inhibitor 8 About NXP800 • Key Highlights • Development Strategy • Scientific Background • HSF1 Pathway • In Vivo Proof Of Concept • ARID1a • Addressable Patient Population

NXP800 Key Highlights Discovered and optimized at the Institute of Cancer Research (ICR) in the UK. The ICR discovered Zytiga, a leading drug for metastatic prostate cancer. Unique, novel molecule targeting a well - characterized biologic pathway with established relevance in oncology: Heat Shock Factor 1 (HSF1). Substantial tumor growth inhibition demonstrated in ovarian clear cell carcinoma (OCCC) and endometrioid cancer xenograft models. • ARID1a was mutated in these models, providing a marker for patient selection in clinical trials. • ARID1a is mutated in multiple solid tumor types, potentially enabling a genetic mutation - based/tumor agnostic development opportunity. 9

NXP800 Clinical Development Plan Phase 1a (Commenced in December 2021) • Accelerated dose escalation (i.e., begin with single - patient cohorts) • 5 - 7 dose levels planned • Objectives: Evaluation of safety and tolerability, and recommendation of dose and dosing schedule for Phase 1b Phase 1b • OCCC and endometrioid ovarian cancer cohorts • Objectives: preliminary efficacy, confirmation of dose and dosing schedule • Potential for additional patient cohorts with the ARID1a mutation 10

Targeting the HSF1 Pathway in Oncology

HSF1 pathway addiction – enables cancer cells to overcome diverse stresses and promote biological activities crucial for cancer survival, progression, immune evasion and metastasis.

- Master transcription factor regulating protein homeostasis and survival in response to proteotoxic stresses.
- HSF1 also regulates a distinct gene expression pattern in response to **"oncogenic stress"**.


NXP800
HSF1 Activity
Anti-apoptosis
Mutation / Aneuploidy
Proliferation & Signaling
Oxidative & Hyptonic Stress
Biosynthetic Demand
Altered Metabolism
Immune Evasion
Cancer Phenotypes
Progression
Metastasis
Survival

Adapted from Dong 2019. *Inhibiting Heat Shock Factor 1 in Cancer: A Unique Therapeutic Opportunity*. Trends in Pharmacological Sciences.

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NXP800 Demonstrated Substantial Antitumor Activity in OCCC Xenografts with the ARID1a Mutation 12 Model 1: SKOV - 3 Model 2: TOV - 21G NXP800 35 mg/kg po daily NXP800 35 mg/kg po 5/7 days

OCCC and endometrioid Ovarian Cancer

Serious Conditions of Unmet Medical Needs

- Limited treatment options, low response rate to chemotherapy treatment poor prognosis.
- The American Cancer Society estimates that approximately 21,410 women will receive a new diagnosis of ovarian cancer in the United States in 2021 (https://cancerstatisticscenter.cancer.org/#!/cancer-site/Ovary).

Ovarian Cancer Net Incidence by Type


100%
10% OCCC
10% endometrioid
0%

Ovarian Clear Cell Carcinoma (OCCC):

- **US: 10% of ovarian cancer cases** (~2,175 new patients/year).
- ~2/3 of OCCC patients have an ARID1a mutation.

Endometrioid ovarian cancer:

- **US: ~10% of ovarian cancer cases** (~2,175 new patients/year).
- ~40% of endometrioid cancer patients have an ARID1a mutation.

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ARID1a Mutation Patient - selection strategy 14 Indication Estimated Incidence (US) Estimated Number of Patients with ARID1a protein loss (US) Ovarian Clear Cell Carcinoma 2,175 1,410 Endometrioid Carcinoma 2,175 909 Uterine endometrioid 66,570 26,628 Urothelial 75,357 25,621 Hepatocellular 34,000 9,070 Gastric 26,550 6,615 Pancreatic 60,430 4,230 Esophageal 19,260 2,120 ARID1a is a common genetic mutation that can potentially be used as a patient selection strategy in a variety of solid tumor types. • The ARID1a mutation detection assay is a standard part of the commercially available screening panels .

NXP900 A Novel SRC / YES1 inhibitor 15 About NXP900 • Key Highlights • Introduction to NXP900 • SRC/YES1 signaling • Unique Mechanism of Action • In Vivo Proof of Concept • Opportunity in Solid Tumors

NXP900 Key Highlights 16 NXP900 is clearly differentiated from other SRC inhibitors, due to: • Unique MoA providing for the complete shutdown of the SRC signaling pathway • High selectivity without immune suppression effect IND - enabling studies ongoing; IND / CTA filing planned for 2H2022. Novel, Selective SRC/YES1 kinase inhibitor discovered by the University of Edinburgh, Scotland.

17 SRC / YES1 Kinase Signaling SRC - mediated signal transduction involves catalytic and scaffolding elements Catalytic Domain SRC kinase family members (such as Src and Yes1) transmit pro - oncogenic signals via phosphorylation of downstream targets Scaffold Domain SH2 and SH3 domains of SRC kinase family members (such as Src and Yes1) constitute a scaffold to which other pro - oncogenic signaling molecules are recruited inducing pro - oncogenic signals Complete shutdown of SRC signaling requires inhibition of both the catalytic and scaffold activities

18 NXP900 Novel and Differentiated Mechanism of Action Closed conformation locked by NXP900 No inhibitor Fully active SRC Other multi - kinase inhibitors Partial shutdown of the SRC pathway NXP900 Complete shutdown of the SRC pathway Open conformation no inhibitor Open conformation stabilized by other multi - kinase inhibitors

NXP900

Superior Preclinical Activity vs. Approved Compound


a
28d treatment
Tumor volume (cm³)
Days
Vehicle
Dasatinib (20 mg/Kg, QD)
No treatment
NXP900 40 mg/kg, QD
No treatment
b
Tumor volume (cm³)
ns
**
****
Dasatinib
NXP900
Day 14
Day 28
Day 35
c
Survival (%)
Days
Vehicle
Dasatanib
NXP900

NXP900 inhibited tumor growth in an orthotopic model of triple negative breast cancer (TNBC) in immunocompetent animals, showing superiority vs dasatinib, and substantial long-term effect after treatment completion.

A,B) Comparative analysis of tumor volumes vs dasatinib

C) Kaplan-Meier Survival analysis.

NuvectisPharma, Inc.
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NXP900

Addresses the Shortcomings of Other SRC Inhibitors

NXP900 provides an opportunity to treat solid tumors with a SRC inhibitor

SRC overactivation is implicated in several solid tumors.

However, the existing multi-kinase SRC inhibitors, including dasatinib, which is approved for CML/ALL, have only shown modest activity in solid tumors.

NXP900 - Unique mechanism of SRC inhibition enables complete shutdown of the SRC pathway.

NXP900 - Avoids the immunosuppressive effects demonstrated with dasatinib and other SRC inhibitors, which are a major disadvantage in solid tumors.

NXP900 – Crosses the BBB, providing an opportunity in pediatric medulloblastoma, where SRC is implicated

NuvectisPharma, Inc.

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21 Nuvectis Pharma Key Milestones KEY MILESTONES NXP900 IND - enabling studies initiated in 4Q2021 NXP800 Phase I initiated in 4Q2021 Preclinical updates and publications expected throughout 2022 for both NXP800 and NXP900 NXP800 Phase 1a updates throughout 2022 NXP900 IND/CTA filing in 2H2022 NXP800 Phase 1b to commence 4Q2022

22 Precision Medicine Innovation for Serious Conditions of Unmet Medical Needs in Oncology Key Highlights • Management team with a proven track record of clinical and regulatory success • 4 FDA approvals • 2 EU and 1 Japanese (via partner) approvals • Significant shareholder value creation • Unique pipeline of rationally - designed precision targeted therapies • NXP800: A potent HSF1 - pathway inhibitor • NXP900: A novel SRC/YES1 kinase inhibitor • Strong IP position • Significant news flow expected over the next 12 months